February 21, 2002

iExalt, Inc.
12000 Aerospace Avenue
Suite 375
Houston, Texas 77034

Re: Legal Services provided by Christian & Smith

Gentlemen:

            This letter agreement supplements and amends the retainer agreement between iExalt, Inc. and Christian & Smith, dated as of December 8, 2000.

1.	iExalt, Inc. will issue to and in the name of James W. Christian certificates representing 20,000 shares of the common stock, $.05 par value, of iExalt, Inc. (the "Shares").

2.

Christian & Smith will allow a credit against amounts previously or hereafter billed for legal services provided by James W. Christian in the amount of $1.00 for each of the Shares, up to a maximum amount of 50% of the total amount billed for legal services provided by James W. Christian.

3.

In the event that James W. Christian sells any of the Shares within three (3) years of the date of issuance, Christian & Smith will allow as an additional credit against amounts thereafter billed for legal services provided by James W. Christian the lesser of (a) one-half of the gain on such sale, or (b) $2 for each of the Shares sold, up to a maximum amount of 50% of the total amount billed for legal services provided by James W. Christian.

4.	iExalt, Inc. will file a registration statement with the Securities and Exchange Commission relating to the shares issued pursuant to this agreement as soon as reasonably practical.

5.

In the event that iExalt, Inc. enters into a merger, consolidation, sale of control, or other transaction in which (a) any person acquires a controlling interest in iExalt, Inc. or any entity that is merged or consolidated with or into iExalt, Inc., (b) any person that now owns a controlling interest in iExalt, Inc. ceases to own such interest in iExalt, Inc. or any entity that is merged or consolidated with or into iExalt, Inc., the following provisions shall apply:

a.

James W. Christian shall be entitled to require iExalt, Inc. to purchase the Shares owned by him at that time for the cash equivalent per Share of the consideration received by iExalt, Inc. or such controlling person in connection with such transaction; provided however, that in such event no credit shall be allowed against any future legal services billed by James W. Christian for any gain on such sale.

b.

iExalt, Inc. shall be entitled to require James W. Christian to sell the Shares owned by him at that time for the cash equivalent per Share of the consideration received by iExalt, Inc. or such controlling person in connection with such transaction; provided however, that in such event no credit shall be allowed against any future legal services billed by James W. Christian for any gain on such sale.

4.

None of the Shares relate to, and no credit shall be allowed with respect to any legal services rendered in connection with capital raising transactions or the direct or indirect promotion or maintenance of a market for the Shares.

5.	James W. Christian agrees that he will not sell the Shares or any of them prior to the first anniversary of this Agreement except pursuant to the transactions described in Paragraph 5 above.

Please indicate your consent to the foregoing by signing and returning a copy of this letter to the address set forth above.

Very truly yours,

CHRISTIAN & SMITH

/s/ Christian & Smith

Agreed this 21st day of February 2002.

                 iExalt, Inc.

By:        /s/ Donald W. Sapaugh
Name:   Donald W. Sapaugh
Title:      President and Chief Executive Officer